UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Grupo Televisa, S.A. (the "Issuer")
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(Name of Issuer)

Series A Shares ("A Shares")
Series B Shares ("B Shares")
Dividend Preferred Shares ("D Shares")
Series L Shares ("L Shares")
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(Title of Class of Securities)

40049J206(1)
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(CUSIP Number)

Luis A. Nicolau, Esq.
Ritch Mueller, S.C.
Torre del Bosque
Blvd. M. Ávila Camacho No. 24, Piso 20
Col. Lomas de Chapultepec
11000 México, D.F.
México
Telephone: (5255) 9178-7000
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 22, 2005
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on the following pages)
(Page 1 of  13)

_____________
(1) CUSIP number is for the Global Depositary Shares ("GDSs") only. GDSs each represent twenty certificados de participación ordinarios ("CPOs"), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares. No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares, since such securities are not traded in the United States.

CUSIP No. 40049J206

1	Names of Reporting Persons María Asunción Aramburuzabala Larregui IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power (1)(2) 0
		8	Shared Voting Power (1)(2) 2,818,216,950 A Shares, 2,480,030,916 B Shares, 3,945,503,730 D Shares, 3,945,503,730 L Shares.
		9	Sole Dispositive Power (1)(2) 0
		10	Shared Dispositive Power (1)(2) 2,818,216,950 A Shares, 2,480,030,916 B Shares, 3,945,503,730 D Shares, 3,945,503,730 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 2,818,216,950 A Shares, 2,480,030,916 B Shares, 3,945,503,730 D Shares, 3,945,503,730 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.26% of A Shares, 4.12% of B Shares, 4.28% of D Shares, 4.28% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) María Asunción Aramburuzabala Larregui may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, as described in Item 4 herein, except as described in footnote 2 below, the Reporting Persons no longer act as a “group” and, except as described in footnote 2 below, María Asunción Aramburuzabala Larregui disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández each has the authority to vote and to dispose of the Shares owned beneficially by the other. María Asunción Aramburuzabala Larregui directly holds 1,409,108,475 A Shares, 1,240,015,458 B Shares, 1,972,751,865 D Shares, and 1,972,751,865 L Shares and Lucrecia Aramburuzabala Larregui de Fernández directly holds 1,409,108,475 A Shares, 1,240,015,458 B Shares, 1,972,751,865 D Shares and 1,972,751,865 L Shares.

CUSIP No. 40049J206

1	Names of Reporting Persons Lucrecia Aramburuzabala Larregui de Fernández IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power (1)(2) 0
		8	Shared Voting Power (1)(2) 2,818,216,950 A Shares, 2,480,030,916 B Shares, 3,945,503,730 D Shares, 3,945,503,730 L Shares.
		9	Sole Dispositive Power (1)(2) 0
		10	Shared Dispositive Power (1)(2) 2,818,216,950 A Shares, 2,480,030,916 B Shares, 3,945,503,730 D Shares, 3,945,503,730 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 2,818,216,950 A Shares, 2,480,030,916 B Shares, 3,945,503,730 D Shares, 3,945,503,730 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 2.26% of A Shares, 4.12% of B Shares, 4.28% of D Shares, 4.28% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) Lucrecia Aramburuzabala Larregui de Fernández may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, as described in Item 4 herein, except as described in footnote 2 below, the Reporting Persons no longer act as a “group” and, except as described in footnote 2 below, Lucrecia Aramburuzabala Larregui de Fernández disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández each has the authority to vote and to dispose of the Shares owned beneficially by the other. Lucrecia Aramburuzabala Larregui de Fernández directly holds 1,409,108,475 A Shares, 1,240,015,458 B Shares, 1,972,751,865 D Shares, and 1,972,751,865 L Shares and María Asunción Aramburuzabala Larregui directly holds 1,409,108,475 A Shares, 1,240,015,458 B Shares, 1,972,751,865 D Shares and 1,972,751,865 L Shares.

CUSIP No. 40049J206

1	Names of Reporting Persons María de las Nieves Fernández González IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power (1)(2) 0
		8	Shared Voting Power (1)(2) 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, 41,832,875 L Shares.
		9	Sole Dispositive Power (1)(2) 0
		10	Shared Dispositive Power (1)(2) 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, 41,832,875 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, 41,832,875 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.02% of A Shares, 0.04% of B Shares, 0.05% of D Shares, 0.05% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) María de las Nieves Fernández González may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, as described in Item 4 herein, except as described in footnote 2 below, the Reporting Persons no longer act as a “group” and María de las Nieves Fernández González disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by María de las Nieves Fernández González.

CUSIP No. 40049J206

1	Names of Reporting Persons Antonino Fernández Rodríguez IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power (1)(2) 0
		8	Shared Voting Power (1)(2) 199,204,050 A Shares, 175,299,564 B Shares, 278,885,670 D Shares, 278,885,670 L Shares.
		9	Sole Dispositive Power (1)(2) 0
		10	Shared Dispositive Power (1)(2) 199,204,050 A Shares, 175,299,564 B Shares, 278,885,670 D Shares, 278,885,670 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 199,204,050 A Shares, 175,299,564 B Shares, 278,885,670 D Shares, 278,885,670 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.16% of A Shares, 0.29% of B Shares, 0.30% of D Shares, 0.30% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) Antonino Fernández Rodríguez may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, as described in Item 4 herein, except as described in footnote 2 below, the Reporting Persons no longer act as a “group” and Antonino Fernández Rodríguez disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by Antonino Fernández Rodríguez.

CUSIP No. 40049J206

1	Names of Reporting Persons Carlos Fernández González IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)(1) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power (1)(2) 493,031,200 A Shares, 433,867,456 B Shares, 690,243,680 D Shares, 690,243,680 L Shares.
		8	Shared Voting Power (1)(2) 229,084,675 A Shares, 201,594,514 B Shares, 320,718,545 D Shares, 320,718,545 L Shares.
		9	Sole Dispositive Power (1)(2) 493,031,200 A Shares, 433,867,456 B Shares, 690,243,680 D Shares, 690,243,680 L Shares.
		10	Shared Dispositive Power (1)(2) 229,084,675 A Shares, 201,594,514 B Shares, 320,718,545 D Shares, 320,718,545 L Shares.
11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)(2) 722,115,875 A Shares, 635,461,970 B Shares, 1,010,962,225 D Shares, 1,010,962,225 L Shares.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 0.58% of A Shares, 1.05% of B Shares, 1.10% of D Shares, 1.10% of L Shares.
14	Type of Reporting Person (See Instructions) IN

(1) Carlos Fernández González may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act together with the other Reporting Persons hereunder and therefore may be deemed to beneficially own the shares held by such other Reporting Persons. However, following the dissolution of the Investor Trust and the Investor Trust Distribution to the Reporting Persons, as described in Item 4 herein, except as described in footnote 2 below, the Reporting Persons no longer act as a “group” and, except as described in footnote 2 below, Carlos Fernández González disclaims beneficial ownership of any Shares owned by any other Reporting Person, and the Shares set forth above do not include Shares held by any other Reporting Person.

(2) Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by each of María de las Nieves Fernández González and Antonino Fernández Rodríguez. Carlos Fernández González directly holds 493,031,200 A Shares, 433,867,456 B Shares, 690,243,680 D Shares, and 690,243,680 L Shares, María de las Nieves Fernández González directly holds 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares, and 41,832,875 L Shares and Antonino Fernández Rodríguez directly holds 199,204,050 A Shares, 175,299,564 B Shares, 278,885,670 D Shares and 278,885,670 L Shares.

Item 1.  Security and Issuer.

This amended statement on Schedule 13D (this "Statement") relates to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares of common stock, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A. (the "Issuer").

The Shares trade in the United Mexican States ("Mexico") primarily in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares, and in the United States in the form of global depositary shares ("GDSs"), each of which represents twenty CPOs.

The Issuer is a sociedad anonima organized under the laws of Mexico, whose principal executive offices are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico, D.F., Mexico.

Item 2.  Identity and Background.

(a) - (c) and (f):

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by María Asunción Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernández, María de las Nieves Fernández González, Antonino Fernández Rodríguez and Carlos Fernández González, each of whom is a Mexican citizen (collectively, the "Investors" or the "Reporting Persons"). The statement on Schedule 13D filed on March 24, 2004, which this Statement amends, was also signed by Trust No. 14520-1, a trust established under the laws of Mexico for the benefit of the Investors (the "Investor Trust").

The principal business of the Investor Trust was to serve as the vehicle for the Investors' investment in Shares of the Issuer. The Investor Trust was dissolved on October 20, 2005.

The name, principal business address, present principal occupation and citizenship of each of the Investors are set forth in Schedule I attached hereto.

(d), (e) During the last five years, none of the Investors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described under Item 4, on July 22, 2005, the Investor Trust distributed all the Shares it held to the Investors.

Item 4.  Purpose of Transaction.

Release of Shares

Before July 1, 2005 the Shareholder Trust's beneficiaries had only limited rights to transfer, assign or pledge Shares without the consent of the other beneficiaries thereof. Beginning July 1, 2005 the Investor Trust became entitled to withdraw any or all of its Shares from the Shareholder Trust. On July 22, 2005, at the request of the Investor Trust, the Shareholder Trust transferred all of the Shares of the Investor Trust to the Investor Trust.  Following the transfer of the Shares by the Shareholder Trust to the Investor Trust, the Investors ceased to act together with the Shareholder Trust or with any of the other beneficiaries of the Shareholder Trust with respect to the Shares.  After the release of the Shares to the Investor Trust, the Investor Trust had the power to vote, or direct the voting, and the power to dispose, or direct the disposition, of the following number of Shares: 4,042,279,425 A Shares, 3,557,205,894 B Shares, 5,659,191,195 D Shares, and 5,659,191,195 L Shares.

Investor Trust Distribution

On July 22, 2005 the Investor Trust distributed all the Shares it held, including Shares held in form of CPOs, to the Investors (the "Investor Trust Distribution"). After the consummation of the Investor Trust Distribution, the Investor Trust ceased to be a shareholder of the Issuer. The Investor Trust made the following distributions:

María Asunción Aramburuzabala Larregui: 1,701,404,950 A Shares, 1,497,236,356 B Shares, 2,381,966,930 D Shares and 2,381,966,930 L Shares;
Lucrecia Aramburuzabala Larregui de Fernández: 1,701,404,950 A Shares, 1,497,236,356 B Shares, 2,381,966,930 D Shares and 2,381,966,930 L Shares;
María de las Nieves Fernández González: 29,880,625 A Shares, 26,294,950 B Shares, 41,832,875 D Shares and 41,832,875 L Shares;
Antonino Fernández Rodríguez: 199,204,050 A Shares, 175,299,564 B Shares, 278,885,670 D Shares and 278,885,670 L Shares; and
Carlos Fernández González: 547,811,225 A Shares, 482,073,878 B Shares, 766,935,715 D Shares and 766,935,715 L Shares.

Transfers of Investors' Shares

Certain of the Reporting Persons sold Shares, in the form of CPOs or GDSs on or after July 22, 2005. Exhibits A, B and C include a description of the purchases or disposals of Shares made by each Investor specified therein from time to time on or after July 22, 2005 to the date hereof (the "Transfers of the Investors' Shares").

It is the intention of María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández to dispose, in the near future, of all or a substantial portion of their Shares in the Issuer. However, the disposition by María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández of Shares of the Issuer will depend upon, among other things, market conditions and prices of the Shares.

Except as set forth in this Statement, the remaining Reporting Persons currently have no plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional Shares, disposing of Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer).

The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the number of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) Except as described herein, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) The Investor Trust ceased to be the owner of the Shares on July 22, 2005.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández each has the authority to vote and to dispose of the Shares owned beneficially by the other.

Carlos Fernández González has the authority to vote and to dispose of the Shares owned beneficially by María de las Nieves Fernández González and Antonino Fernández Rodríguez.

Except as herein disclosed, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any Shares.

Item 7.  Material to Be Filed as Exhibits.

Exhibit              Description

A.       List of Shares disposed of by María Asunción Aramburuzabala Larregui on or after July 22, 2005.

B.                      List of Shares disposed of by Lucrecia Aramburuzabala Larregui de Fernández on or after July 22, 2005.

C.                      List of Shares disposed of by Carlos Fernández González on or after July 22, 2005.

D.                     Reciprocal Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández.

E.                      Power of Attorney from Antonino Fernández Rodríguez to Carlos Fernández González.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to María Asunción Aramburuzabala Larregui is true, complete and correct.

                        María Asunción Aramburuzabala Larregui

                         /s/ María Asuncion Aramburuzabala Larregui
                        ____________________________________

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Lucrecia Aramburuzabala Larregui de Fernández is true, complete and correct.

                        Lucrecia Aramburuzabala Larregui de Fernández

                        by /s/ María Asuncion Aramburuzabala Larregui
                        ______________________________________
                                                        Title: Attorney-in-Fact

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to María de las Nieves Fernández González is true, complete and correct.

                        María de las Nieves Fernández González

                        by /s/ Carlos Fernández González
                        ______________________________________
                Title: Attorney-in-Fact

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Antonino Fernández Rodríguez is true, complete and correct.

                         Antonino Fernández Rodríguez

                        by /s/ Carlos Fernández González
                        _______________________________________
                Title: Attorney-in-Fact

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement with respect to Carlos Fernández González is true, complete and correct.

                        Carlos Fernández González

                        by /s/  Carlos Fernández González
                        _________________________________________

SCHEDULE I

Name	Principal Business Address	Present Principal Occupation	Citizenship
María Asunción Aramburuzabala Larregui	Paseo de los Tamarindos 400-B piso 25, Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip Code 05120. México D.F., México.	CEO of Tresalia Capital S.A. de C.V. and Private Investor.	Mexican.
Lucrecia Aramburuzabala Larregui de Fernández	Paseo de los Tamarindos 400-B piso 25 Col. Bosques de las Lomas, Delg. Cuajimalpa. Zip code 05120. México D.F., México.	Private Investor.	Mexican.
María de las Nieves Fernández González	Campos Elíseos 400 desp. 602, Col. Polanco, Delg. Miguel Hidalgo. Zip code 11000. México D.F., México.	Private Investor.	Mexican.
Antonino Fernández Rodríguez	Campos Elíseos 400 desp. 602, Col. Polanco, Delg. Miguel Hidalgo. Zip code 11000. México D.F., México.	Honorary Chairman of Grupo Modelo S.A. de C.V. and Private Investor.	Mexican.
Carlos Fernández González	Campos Elíseos 400 desp. 602, Col. Polanco, Delg. Miguel Hidalgo. Zip code 11000. México D.F., México.	Chairman and CEO of Grupo Modelo S.A. de C.V. and Private Investor.	Mexican.

Exhibit A

List of Shares disposed of by María Asunción Aramburuzabala Larregui on or after July 22, 2005.

Exhibit A
María Asunción Aramburuzabala Larregui
DATE	SALES
	CPOs THROUGH MEXICAN STOCK EXCHANGE(1)	GDRs THROUGH NEW YORK STOCK EXCHANGE(2)	SALES PRICE IN MEXICAN PESOS (3)	SALES PRICE IN U.S. DOLLARS (4)
22-Jul-2005	143,209		Ps. 35.9271
22-Jul-2005	100,000		35.9580
22-Jul-2005	250,000		35.9612
26-Jul-2005	375,000		35.3826
27-Jul-2005	125,000		35.1168
28-Jul-2005	540,000		35.21490
28-Jul-2005	469,200		35.21757
29-Jul-2005	624,900		34.80521
01-Aug-2005	250,000		35.43780
01-Aug-2005	212,500		35.50050
01-Aug-2005	325,000		35.42248
01-Aug-2005	400,300		35.42819
02-Aug-2005	37,500		35.74667
02-Aug-2005	1,500,000		35.54460
02-Aug-2005	330,000		35.66957
02-Aug-2005		5,000		US 67.000
03-Aug-2005	87,500		35.19611
03-Aug-2005		4,250		67.002
04-Aug-2005	380,000		35.19612
04-Aug-2005	500,000		35.14275
04-Aug-2005		6,550		67.000
05-Aug-2005	97,500		34.75454
05-Aug-2005	500,000		34.74002
11-Aug-2005		1,500		67.000
16-Aug-2005	376,700		34.58940
18-Aug-2005	175,000		34.56000
19-Aug-2005	50,000		34.82500
23-Aug-2005	225,000		35.08140
06-Sep-2005	1,500,000		35.23330
06-Sep-2005	375,000		35.39380
07-Sep-2005	490,500		35.61000
07-Sep-2005	457,100		36.00290
07-Sep-2005		20,300		67.801
08-Sep-2005	42,950		35.90000
(1) All the shares sold in the Mexican Stock Exchange were sold through a Mexican broker.
(2) All the shares sold in the New York Stock Exchange were sold through a U.S. broker.
(3) Price per CPO.
(4) Price per GDR.

Exhibit B

List of Shares disposed of by Lucrecia Aramburuzabala Larregui de Fernández on or after July 22, 2005.

Exhibit B
Lucrecia Aramburuzabala Larregui de Fernandez
DATE	SALES
	CPOs THROUGH MEXICAN STOCK EXCHANGE(1)	GDRs THROUGH NEW YORK STOCK EXCHANGE(2)	SALES PRICE IN MEXICAN PESOS (3)	SALES PRICE IN U.S. DOLLARS (4)
22-Jul-2005	143,209		Ps. 35.9271
22-Jul-2005	100,000		35.9580
22-Jul-2005	250,000		35.9612
26-Jul-2005	375,000		35.3826
27-Jul-2005	125,000		35.1168
28-Jul-2005	540,000		35.21490
28-Jul-2005	469,200		35.21757
29-Jul-2005	624,900		34.80521
01-Aug-2005	250,000		35.43780
01-Aug-2005	212,500		35.50050
01-Aug-2005	325,000		35.42248
01-Aug-2005	400,300		35.42819
02-Aug-2005	37,500		35.74667
02-Aug-2005	1,500,000		35.54460
02-Aug-2005	330,000		35.66957
02-Aug-2005		5,000		US 67.000
03-Aug-2005	87,500		35.19611
03-Aug-2005		4,250		67.002
04-Aug-2005	380,000		35.19612
04-Aug-2005	500,000		35.14275
04-Aug-2005		6,550		67.000
05-Aug-2005	97,500		34.75454
05-Aug-2005	500,000		34.74002
11-Aug-2005		1,500		67.000
16-Aug-2005	376,700		34.58940
18-Aug-2005	175,000		34.56000
19-Aug-2005	50,000		34.82500
23-Aug-2005	225,000		35.08140
06-Sep-2005	1,500,000		35.23330
06-Sep-2005	375,000		35.39380
07-Sep-2005	490,500		35.61000
07-Sep-2005	457,100		36.00290
07-Sep-2005		20,300		67.801
08-Sep-2005	42,950		35.90000
(1) All the shares sold in the Mexican Stock Exchange were sold through a Mexican broker.
(2) All the shares sold in the New York Stock Exchange were sold through a U.S. broker.
(3) Price per CPO.

Exhibit C

List of Shares disposed of by Carlos Fernández González on or after July 22, 2005.

Exhibit C
Carlos Fernández Gonzales
	SALES

DATE	CPOs THROUGH MEXICAN STOCK EXCHANGE(1)	SALES PRICES IN MEXICAN PESOS(2)
24 Nov 2005	49,700	42.00452717
25 Nov 2005	15,000	42.10000000
28 Nov 2005	12,500	41.55200000
29 Nov 2005	143,600	41.66107242
30 Nov 2005	320,000	41.96718750
01 Dic 2005	300,000	42.19061667
02 Dic 2005	200,000	41.70250000
05 Dic 2005	160,000	41.80687500
06 Dic 2005	190,000	42.04034211
07 Dic 2005	800,400	43.08490380

(1) All the shares sold in the Mexican Stock Exchange were sold through a Mexican broker.
(2) Price per CPO.

Exhibit D

Reciprocal Power of Attorney between María Asunción Aramburuzabala Larregui and Lucrecia Aramburuzabala Larregui de Fernández.

FRANCISCO LOZANO NORIEGA, ESQ.

TOMAS LOZANO MOLINA, ESQ.

G. SCHILA OLIVERA GONZALEZ, ESQ.

NOTARIES

MEXICO CITY, THE FEDERAL DISTRICT

VOLUME TEN THOUSAND AND SEVENTY FIVE. TLM/REM.

TWO HUNDRED AND SEVENTY-EIGHT THOUSAND SEVENTY NINE.

IN MEXICO, THE FEDERAL DISTRICT, on the tenth day of July in the year nineteen hundred and ninety-seven.

I, TOMAS LOZANO MOLINA, Notary Number Ten of the Federal District, do record:

A RECIPROCAL GENERAL POWER OF ATTORNEY

granted by

MRS. MARIA ASUNCION ARAMBURUZABALA LARREGUI DE ZAPATA AND
MRS. LUCRECIA ARAMBURUZABALA LARREGUI DE FERNANDEZ

in order that they may exercise the following

POWERS:

ARTICLE ONE

A general power of attorney for actions and proceedings, with all such general powers, and even such special powers, as the law may require a special power of attorney or a special clause in accordance with the first paragraph of Article Two Thousand Five Hundred and Fifty-Four of the Civil Code in force in the federal District and the equivalent thereto in all of the States of the Republic of Mexico.

Set forth as examples and not in a limitative manner, among other powers, the following are mentioned:

I. To bring and to dismiss all manner of proceedings, including appeals.

II. To make settlements.

III. To submit to arbitrators.

IV. To pose and to answer interrogatories, including in labor matters.

V. To make challenges.

VI. To transfer assets.

VII. To receive payments.

VIII. To submit accusations and grievances in criminal matters and to withdraw them when the law so permits.

IX. To join as a civil party with the office of the prosecutor and to demand civil damages.

ARTICLE TWO

The faculty referred to in the preceding article shall be exercised in relation to private parties and before all manner of administrative or judicial authorities, including those of a federal or local character, as well as before conciliation and arbitration panels, whether local or federal, and labor authorities.

ARTICLE THREE

A general power of attorney for acts of administration in accordance with the second paragraph of the mentioned Article Two Thousand Five Hundred and Fifty-Four of the Civil Code.

ARTICLE FOUR

A power of attorney in labor matters, with express powers to pose and to answer interrogatories, in accordance with that provided for in Article Seven Hundred and Eighty-Six of the Federal Labor Law, with powers to manage labor relations and to conciliate in accordance with that provided for in Article Eleven and in Sections One and Six of Article Eight Hundred and Seventy-Six of the mentioned law, as well as to appear before the courts, in accordance with Sections One, Two, and Three of Article Six Hundred and Ninety-Two and Article Eight Hundred and Seventy-Eight of the mentioned law.

ARTICLE FIVE

A general power of attorney for acts of ownership in accordance with the third paragraph of the mentioned article of the Civil Code.

ARTICLE SIX

A power of attorney to issue and to sign debt instruments in accordance with the terms of Article Ninety of the General Law on Credit Transactions and Instruments.

ARTICLE SEVEN

A power to grant general and special powers of attorney and to revoke either, including to their attorneys-in-fact the power to substitute the powers of attorney granted by them.

I DO CERTIFY:

I. That I know the appearing parties and I believe that they have legal capacity to make this record.

II. That, with respect to their background information, upon their being admonished as to the penalties incurred by such persons as make false declarations, the appearing parties stated that they are:

--- MRS. MARIA ASUNCION ARAMBURUZABALA LARREGUI DE ZAPATA
Mexican by birth, originating from Mexico, the Federal District, at which place she was born on the second day of May in the year nineteen hundred and sixty-three, and that she is married, a housewife, with her domicile at the street address of Santa Anita number three hundred and ninety-five, Colonia Lomas Hipódromo, Naucalpan de Juárez, State of México, zip code number fifty three thousand nine hundred, and being up to date with the payment of the Income Tax, without having it justified.
--- MRS. LUCRECIA ARAMBURUZABALA LARREGUI DE FERNANDEZ
Mexican by birth, originating from Mexico, the Federal District, at which place she was born on the twenty-ninth day of March in the year nineteen hundred and sixty-seven, and that she is married, a housewife, with her domicile at the building numbered ninety seven, apartment number one thousand one hundred and one, at the street Alencastre, Colonia Lomas de Chapultepec, zip code eleven thousand, being up to date with the payment of the Income Tax, without having it justified.

III. That, upon reading aloud and explaining this recorded document to the appearing parties, they stated that they accepted it, and they have signed it in my presence on the date hereof.

UPON WHICH, I HAVE DEFINITIVELY AUTHORIZED IT.

FRANCISCO LOZANO NORIEGA, ESQ.

TOMAS LOZANO MOLINA, ESQ.

G. SCHILA OLIVERA GONZALEZ, ESQ.

NOTARIES

MEXICO CITY, THE FEDERAL DISTRICT

I DO SO ATTEST.

Two illegible signatures.

T. Lozano Molina. Flourish or initials.

The authorizing seal.

In order to comply with that provided for in Article Two Thousand Five Hundred and Fifty-Four of the Civil Code in force in the Federal District, the following is transcribed:

"Article 2,554

In all general powers of attorney for actions and proceedings, it shall be sufficient to set forth that they are granted with all such general and special powers that may require a special clause in accordance with the law in order for them to be deemed to be granted with no limitation whatsoever.

In general powers of attorney to administer property, it shall be sufficient to set forth that they are granted with this character in order for the attorney-in-fact to hold all manner of powers of administration.

In general powers of attorney to exercise acts of ownership it shall be sufficient to set forth that they are granted with this character in order for the attorney-in-fact to hold all manner of powers of ownership, both with respect to the property as well as for executing all manner of transactions for the purpose safeguarding it.

In the three cases mentioned above, when it is desired that a limitation be placed on the powers of the attorneys-in-fact, such limitations shall be set forth, or the powers shall be special.

Notaries shall insert this article into all evidentiary copies of the powers of attorney that they issue."

I DO ISSUE THIS FIRST EVIDENTIARY COPY (FIRST COPY, IN SEQUENTIAL ORDER) FOR THE ATTORNEYS-IN-FACT, MRS. MARIA ASUNCION ARAMBURUZABALA LARREGUI DE ZAPATA, AND MRS. LUCRECIA ARAMBURUZABALA LARREGUI DE FERNANDEZ.

ON THREE PAGES.

IN MEXICO, THE FEDERAL DISTRICT, ON THE TENTH DAY OF JULY IN THE YEAR NINETEEN HUNDRED AND NINETY SEVEN.

PROOFREAD. I DO SO ATTEST.

Exhibit E

Power of Attorney from Antonino Fernández Rodríguez to Carlos Fernández González.

FRANCISCO LOZANO NORIEGA, ESQ.

TOMAS LOZANO MOLINA, ESQ.

G. SCHILA OLIVERA GONZALEZ, ESQ.

NOTARIES

MEXICO CITY, THE FEDERAL DISTRICT

VOLUME TEN THOUSAND THREE HUNDRED AND TWENTY-SEVEN. TLM/AES.

TWO HUNDRED AND SEVENTY-SIX THOUSAND SEVEN HUNDRED AND FORTY-THREE.

IN MEXICO, THE FEDERAL DISTRICT, on the thirteenth day of December in the year nineteen hundred and ninety-nine.

I, TOMAS LOZANO MOLINA, Notary Number Ten of the Federal District, do record:

A GENERAL POWER OF ATTORNEY WITH A POWER OF SUBSTITUTION

granted by

MR. ANTONINO FERNANDEZ RODRIGUEZ

to

MR. CARLOS FERNANDEZ GONZALEZ

in order that he may exercise the following

POWERS:

ARTICLE ONE

A general power of attorney for actions and proceedings, with all such general powers, and even such special powers, as the law may require a special power of attorney or a special clause in accordance with the first paragraph of Article Two Thousand Five Hundred and Fifty-Four of the Civil Code in force in the federal District and the equivalent thereto in all of the States of the Republic of Mexico.

Set forth as examples and not in a limitative manner, among other powers, the following are mentioned:

I. To bring and to dismiss all manner of proceedings, including appeals.

II. To make settlements.

III. To submit to arbitrators.

IV. To pose and to answer interrogatories, including in labor matters.

V. To make challenges.

VI. To transfer assets.

VII. To receive payments.

VIII. To submit accusations and grievances in criminal matters and to withdraw them when the law so permits.

IX. To join as a civil party with the office of the prosecutor and to demand civil damages.

ARTICLE TWO

The faculty referred to in the preceding article shall be exercised in relation to private parties and before all manner of administrative or judicial authorities, including those of a federal or local character, as well as before conciliation and arbitration panels, whether local or federal, and labor authorities.

ARTICLE THREE

A general power of attorney for acts of administration in accordance with the second paragraph of the mentioned Article Two Thousand Five Hundred and Fifty-Four of the Civil Code.

ARTICLE FOUR

A power of attorney in labor matters, with express powers to pose and to answer interrogatories, in accordance with that provided for in Article Seven Hundred and Eighty-Six of the Federal Labor Law, with powers to manage labor relations and to conciliate in accordance with that provided for in Article Eleven and in Sections One and Six of Article Eight Hundred and Seventy-Six of the mentioned law, as well as to appear before the courts, in accordance with Sections One, Two, and Three of Article Six Hundred and Ninety-Two and Article Eight Hundred and Seventy-Eight of the mentioned law.

ARTICLE FIVE

A general power of attorney for acts of ownership in accordance with the third paragraph of the mentioned article of the Civil Code.

ARTICLE SIX

A power of attorney to issue and to sign debt instruments in accordance with the terms of Article Ninety of the General Law on Credit Transactions and Instruments.

ARTICLE SEVEN

A power to grant general and special powers of attorney and to revoke either.

ARTICLE EIGHT

The power to grant, to such persons as they may designate as attorneys-in-fact, the power to effect substitution, in turn, for such powers as they may grant.

I DO CERTIFY:

I. That I know the appearing party and I believe that he has legal capacity to make this record.

II. That, with respect to his background information, upon his being admonished as to the penalties incurred by such persons as make false declarations, the appearing party stated that he is:

A Mexican by naturalization, according to letter number nine hundred sixty eight, issued on the twentieth day of April in the year nineteen hundred fifty one, native of Spain, originating from Ceresales del Condado, León, Spain, at which place he was born on the seventeenth day of December in the year nineteen hundred and seventeen, and that he is married, an employee resident of this city, with his domicile at the street address of Campos Eliseos number four hundred, Parque Reforma Building, Colonia Lomas de Chapultepec, zip code eleven thousand, the Manuel Hidalgo section.

HIS FEDERAL TAX-PAYER REGISTER NUMBER IS:
“FERA-171217”

III. That, upon reading aloud and explaining this recorded document to the appearing party, he stated that he accepted it, and he has signed it in my presence on the twelfth day of January in the year two thousand.

UPON WHICH, I HAVE DEFINITIVELY AUTHORIZED IT.

I DO SO ATTEST.

One signature.

T. Lozano Molina.                                                                     Flourish or initials.

The authorizing seal.

In order to comply with that provided for in Article Two Thousand Five Hundred and Fifty-Four of the Civil Code in force in the Federal District, the following is transcribed:

FRANCISCO LOZANO NORIEGA, ESQ.

TOMAS LOZANO MOLINA, ESQ.

G. SCHILA OLIVERA GONZALEZ, ESQ.

NOTARIES

MEXICO CITY, THE FEDERAL DISTRICT

"Article 2,554

In all general powers of attorney for actions and proceedings, it shall be sufficient to set forth that they are granted with all such general and special powers that may require a special clause in accordance with the law in order for them to be deemed to be granted with no limitation whatsoever.

In general powers of attorney to administer property, it shall be sufficient to set forth that they are granted with this character in order for the attorney-in-fact to hold all manner of powers of administration.

In general powers of attorney to exercise acts of ownership it shall be sufficient to set forth that they are granted with this character in order for the attorney-in-fact to hold all manner of powers of ownership, both with respect to the property as well as for executing all manner of transactions for the purpose safeguarding it.

In the three cases mentioned above, when it is desired that a limitation be placed on the powers of the attorneys-in-fact, such limitations shall be set forth, or the powers shall be special.

Notaries shall insert this article into all evidentiary copies of the powers of attorney that they issue."

I DO ISSUE THIS SECOND EVIDENTIARY COPY (SECOND COPY, IN SEQUENTIAL ORDER)
FOR THE ATTORNEY-IN-FACT, MR. CARLOS FERNANDEZ GONZALEZ

ON THREE PAGES.

IN MEXICO, THE FEDERAL DISTRICT, ON THE SEVENTEENTH DAY OF JANUARY IN THE YEAR TWO THOUSAND.

PROOFREAD. I DO SO ATTEST.